Deutsche Bank Trust Company Americas
Trust & Securities Services
Global Equity Services


DEPOSITARY RECEIPTS                                   June 26, 2009

Depositary's Notice pertaining to the Extraordinary General Meeting of Shareholders of Acergy S.A.

Issue:              Acergy S.A.  / Cusip 00443E104

Country:            Luxembourg

Meeting Details:    Extraordinary General Meeting of Shareholders -
                    August 4, 2009 at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg. 2:00 PM Local Time.

Meeting Agenda:     The Company's Notice of Meeting and supporting materials,
                    including the Agenda is enclosed

Voting Deadline:    On or before July 22, 2009 at 2:00 PM (New York City time)

ADR Record Date:    March 31, 2009

Common: ADR ratio   1 Common Share: 1 ADR

In accordance with Section 17 of the Deposit Agreement between Acergy S.A. (the "Company") and Deutsche Bank Trust Company Americas, as Depositary (the "Depositary"), Acergy S.A. ADR holders (the "Holders") are hereby notified of the Company's Extraordinary General Meeting of Shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is enclosed.

It was noted by the Company at the Annual General Meeting of Shareholders on May 22, 2009 that the required quorum of 50% of the outstanding shares for resolutions 9 and 10 was not present and the Meeting of Shareholders was therefore not able to consider these resolutions. The Board of Directors of the Company therefore decided to call an Extraordinary General Meeting of Shareholders to consider resolutions 9 and 10. At this Meeting there is no requirement for quorum. However, to approve the proposed resolutions a 2/3(rd) majority of the votes cast at the Meeting will be required.

Proxies already received for the initial meeting remain valid for this Meeting and Holders at the close of business on the ADR record date will be entitled, subject to any applicable law, the Company's Articles of Association and the provisions of or governing Deposited Property underlying ADRs, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Property represented by ADRs. Those Holders who have not previously issued a proxy for that purpose can use the enclosed voting instruction form.

Upon receipt of a voting instruction from an ADR Holder on the ADR record date, received on or before the ADR voting deadline, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Articles of Association of the Company and the provisions of the Deposited Property underlying the ADRs, to vote or cause the Custodian to vote the Shares and/or other Deposited Property, in person or by proxy, represented by the ADRs in accordance with the instructions set forth in such request.

Voting instructions may be given only in respect of a number of ADRs representing an integral number of Shares or other Deposited Property.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote or attempt to exercise the right to vote Shares or other Deposited Property represented by ADRs except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Property represented by ADRs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.

In the event of a postponement of the Extraordinary General Meeting of Shareholders, all votes received from beneficial holders of Acergy S.A. ADRs will remain valid for the purposes of any such postponed General Meeting.

For further information, please contact:
Heidy Kashef, Associate
Deutsche Bank - Depositary Receipts
Tel: 212 250-1605     Fax: 212 797-0327     E-mail: heidy.kashef@db.com

                                                 [GRAPHIC OMITTED] Deutsche Bank